Exhibit 15

To the Board of Directors and Shareholders of S&P Global Inc.

We are aware of the incorporation by reference in Amendment No. 1 to the Registration Statement on Form S-4 (No. 333-269237) and related Prospectus of S&P Global Inc. for the offer to exchange the outstanding registered notes for any and all outstanding restricted notes set forth therein of our reports dated May 3, 2022, August 2, 2022 and October 27, 2022 relating to the unaudited consolidated interim financial statements of S&P Global Inc. that are included in its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022 and September 30, 2022, respectively.

/s/ Ernst & Young LLP

New York, New York

January 25, 2023